UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                                FORM 12b-25


                       NOTIFICATION OF LATE FILING

        Form 10-QSB for the Quarterly Period Ended October 31, 1996

                      Commission File No. 2-33256

                         Cusip No. 891305 10 4



PART I		REGISTRANT INFORMATION

Torotel, Inc.
13402 South 71 Highway
Grandview, MO  64030


PART II 	RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check if appropriate)

Yes    X     No

			(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; and
			(b)	The subject quarterly report on Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date.
			(c)	The accountant's statement or other exhibit required by Rule
12b-25(c) has been	attached if applicable.


PART III	NARRATIVE

State below in reasonable detail the reasons why the Form 10-QSB could not be filed within the prescribed time period.

On or about November 25, 1996, Torotel, Inc. filed a Form 8-K disclosing certain prior conduct of employees at Torotel Products, Inc.("TTP"), a wholly-owned subsidiary of Torotel, Inc.. This matter concerns the failure of TTP to conduct a certain "thermal shock" test required by its contract with its customers. The failure to test was first discovered by new management in mid-September in connection with its review of certain processes. The firm of Polsinelli, White, Vardeman & Shalton was retained to conduct a preliminary investigation. Management was assisting with this investigation, which limited the time available to complete Form 10-QSB. Torotel, Inc. will file Form 10-QSB within the next five days.

PART IV	OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

		H. James Serrone
		(816) 761-6314

(2)	Have all other periodic reports required under Section 13 or 15(d) of the
Securities Exchange Act of	1934 or Section 30 of the Investment Company
Act of 1940 during the preceding 12 months been filed? If the answer is no, identify report(s).

Yes    X     No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report?

Yes           No    X


TOROTEL, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.




Date:   December 13, 1996  						 /s/   H. James Serrone
	                         														H. James Serrone
	                             										Vice President of Finance and
                           													Chief Financial Officer